						Exhibit 12.01

Nicor Gas Company
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Three months ended
Dollars in millions	March 31, 2012	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Net income	$25	$50	$101	$75	$60	$66
Add:
Income tax expense	16	28	59	40	31	34
Fixed charges (see "B" below)	8	35	37	35	38	41
Adjusted earnings (A)	$49	$113	$197	$150	$129	$141

Fixed charges
Interest on debt	$8	$33	$35	$33	$35	$38
Other interest charges and amortization of
debt discount, premium, and expense, net	-	2	2	2	3	3
Total fixed charges (B)	$8	$35	$37	$35	$38	$41

Ratio of earnings to fixed charges (A)/(B)	6.13	3.23	5.38	4.30	3.37	3.45